

05041764

SECUR ... ISSION
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
RECEIVED

APR 1 4 2005

DIVISION OF MARKET REGULATION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2004 (MM/DD/YY) AND ENDING 12-31-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 ROUTE 46 SUITE 506
(No. and Street)

PARSIPPANY	NJ	07054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TIMOTHY SMITH 973-394-0404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NISIVOCCIA & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

11 LAWRENCE ROAD	NEWTON	NJ	07860
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 2 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIMOTHY SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY ANN PANDISCIA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Sept. 3, 2008

2/28/05
Signature

PRESIDENT
Title

Notary Public 2/28/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



NISIVOCCIA & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

5 Emery Ave.
Randolph, NJ 07869
Phone: 973-328-1825
Fax: 973-328-0507

11 Lawrence Road
Newton, NJ 07860
Phone: 973-383-6699
Fax: 973-383-6555

To the Stockholders of
Comprehensive Asset Management and Servicing, Inc.
2001 Route 46
Parsippany, NJ 07054

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Comprehensive Asset Management and Servicing, Inc. (an S corporation) as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comprehensive Asset Management and Servicing, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nisivoccia & Company LLP

Nisivoccia & Company
Newton, New Jersey

February 22, 2005

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

Assets:		
Current assets		
Cash and cash equivalents	$	217,823
Deposit with clearing broker-dealer		25,000
Commissions receivable		133,957
Prepaid expenses and other current assets		35,040
Total current assets		411,820
Property and equipment, net of accumulated depreciation and amortization of $7,502		9,575
Due from stockholder		16
Due from affiliates		5,794
Security deposit		3,000
Total assets	$	430,205
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable and accrued expenses	$	24,163
Commissions payable		179,219
Total current liabilities		203,382
Stockholders' equity		
Common stock		303,500
Additional paid-in capital		93,000
Accumulated deficit		(169,677)
Total stockholders' equity		226,823
Total liabilities and stockholders' equity	$	430,205

The accompanying notes are an integral part of these financial statements

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:	
Commissions	$ 2,810,580
Advisory fees	9,460
Other	47,545
Total revenues	2,867,585
Expenses:	
Commissions	2,535,659
Salaries	429,582
Recruiting	9,086
Payroll taxes	50,770
Professional fees	67,352
Rent	74,966
Office expense	29,075
Promotion and marketing	29,454
Computer services	15,477
Outside services	17,799
Postage	1,416
Clearing broker fees	2,984
Regulatory fees and assessments	12,118
Telephone	9,573
Insurance - medical	32,008
Insurance - other	12,035
Auto and travel	20,514
Depreciation and amortization	7,502
Expense reimbursement charged to related parties	(485,000)
Total expenses	2,872,370
Loss from operations	(4,785)
Interest income	5,272
Income before state income tax expense	487
State income tax expense	550
Net loss	$ (63)

The accompanying notes are an integral part of these finacial statements

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common stock, no par value, 2,500 shares authorized					
	Shares issued and outstanding	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Beginning balance - January 1, 2004	138.49	$ 303,500	$ 93,000	$ (154,929)	$ 241,571
Net loss	-	-	-	(63)	(63)
Stockholder distributions	-	-	-	(14,685)	(14,685)
Ending balance -December 31, 2004	138.49	$ 303,500	$ 93,000	$ (169,677)	$ 226,823

The accompanying notes are an integral part of these financial statement

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net loss	$ (63)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation and amortization	7,502
(Increase) decrease in:	
Commissions receivable	6,887
Prepaid expenses and other assets	(6,132)
Increase (decrease) in:	
Payable to clearing broker-dealer	(20,511)
Accounts payable and accrued expenses	16
Commissions payable	49,557
Net cash provided by operating activities	37,256
Cash flows from financing activities:	
Loans to stockholders	16
Repayments of stockholder loans	28,984
Advances to affiliates	(1,607)
Distributions to stockholders	(14,685)
Net cash provided by financing activities	12,708
Net increase in cash and cash equivalents	49,964
Cash and cash equivalents, beginning of year	167,859
Cash and cash equivalents, end of year	$ 217,823

The accompanying notes are an integral part of these financial statements

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Comprehensive Asset Management and Servicing, Inc. (the "Company") is a registered securities broker-dealer and is subject to regulation by the Securities and Exchange Commission and the National Association of Securities Dealers. The Company operates pursuant to brokerage service agreements with clearing brokers, under which these clearing brokers assume and maintain the Company's customer accounts. The Company's clients are located primarily throughout the United States. The Company's primary operating facilities are located in Parsippany, New Jersey.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results in the near term could differ from estimated amounts.

Revenue Recognition

Commission revenue and related commission expense are recorded on a trade-date basis as securities and other investment transactions occur. Other revenue, which includes financial planning and consulting services, is recognized when the services have been provided and are billable.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. Included in this amount at December 31, 2004 is $114,794 of funds held by the Company's clearing broker-dealers. These amounts result from the broker-dealer's collection of customer fees and commissions for the Company's account.

Commissions Receivable/Significant Concentrations of Credit Risk

Commissions receivable represents unsecured amounts due from clearing brokers. Management periodically assesses the collectibility of the amounts, and has determined a corresponding allowance for uncollectible amounts is not required at this time. Interest and finance charges are not accrued on open balances.

Securities Transactions

Proprietary securities transactions in regular-way trades, if any, are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company does not take possession of customers' securities or commodities.

Note 1 – Summary of Significant Accounting Policies (continued)

Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains cash balances at financial institutions, deposits in which are insured by a federal agency up to $100,000. At various times cash balances at this institution may exceed the insurance limits. Cash equivalents are not insured.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization of property and equipment is provided for by the straight-line method over five years, which is the estimated useful life of the respective assets.

Income Taxes

The Company has elected, with the consent of its stockholders, to be taxed under the provisions of Subchapter S of the applicable federal and State of New Jersey tax laws. Under those provisions, the Company does not pay federal income taxes and pays approximately a one percent tax to the State of New Jersey. The stockholders then include their allocable share of the Company's taxable income or loss on their individual federal and New Jersey income tax returns.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.00 to 1. At December 31, 2004, the Company had net capital of $173,398, which was $148,398 in excess of its required net capital of $25,000. The Company's ratio of aggregated indebtedness to net capital at December 31, 2004 was 0.14 to 1, which is less than the maximum allowable ratio at the date of 15.00 to 1.

Note 3 – Commitments / Subsequent Events

The Company is obligated under a five-year lease for office facilities, which expires in February 2005, at a monthly rent of $7,570. The Company renewed its lease for a five-year term, which expires February 2010, at a monthly rent of $7,570. The Company is also liable for its proportionate share of increases in operating costs and real estate taxes.

Note 3 – Commitments / Subsequent Events (continued)

Future minimum annual lease payments are as follows:

December 31,	
2005	$ 90,845
2006	90,845
2007	90,845
2008	90,845
2009	90,845
Thereafter	15,141
Total	$ 469,366

The Company has leased part of its office facilities to two subtenants, on a month-to-month basis, at an aggregate monthly rent of approximately $1,600. Rent expense for office facilities, net of sublease income of $19,200, was $74,965 for the year ended December 31, 2004.

Note 4 – Related Party Transactions

The Company is a party to expense reimbursement agreements with other business entities, the ownership of which is the same as the Company. The Company provides the use of its office facilities, and managerial, administrative and professional services to these affiliates. The joint expenses and costs are allocated to each entity based on management's estimates of use. The expenses and costs incurred and reimbursed to the Company in 2004 are summarized as follows:

Allocated to:	
Comprehensive Capital Management, Inc.	$ 515,000
Comprehensive Brokerage Services, Inc.	50,000
First Advisors Financial Group, LLC	10,000
	$ 575,000

Of the above amount, salaries have been reduced by $90,000 and the balance of $485,000 reported as an unallocated reduction of expenses, all of which have been reflected in the accompanying statement of income.

Obligations to affiliates result from cash advances, which are non-interest bearing and due on demand. At December 31, 2004, the Company had obligations due from its affiliates of $5,794.

At December 31, 2004 the Company had made advances of approximately $16 to its majority stockholder. Such advances, when significant, bear interest at the federal annual blended rate. These advances are unsecured and due on demand.

Note 4 – Related Party Transactions (continued)

In January 2003, the Financial Accounting Standards Board issued FIN 46, entitled *Consolidation of Variable Interest Entities* that provides guidance in determining when variable interest entities should be consolidated in the financial statements of the primary beneficiary. The consolidation provisions of FIN 46, as revised, are effective in fiscal years beginning after December 13, 2004. The Company has not made a final evaluation to determine if the related parties will need to be consolidated. The Company believes that its maximum exposure to loss as a result of its involvement with these entities as of December 31, 2004 is immaterial to the Company's results of operations and financial position.

Note 5 – Profit Sharing Plan

The Company sponsors a 401(k) profit-sharing plan that covers all employees who meet certain eligibility requirements. The Company may, at its discretion, contribute to the plan. No discretionary contributions were made for 2004.

Note 6 – Supplemental Disclosure of Cash Flow Information

Cash paid for state income taxes for the year ended December 31, 2004 was $550.

Note 7 – Receivables from Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2004 include deposits with a clearing broker-dealer of $25,000 and commissions receivable of $133,957. The Company clears its customer transactions as an introducing broker through another broker-dealer on a fully disclosed basis.

Note 8 – Contingencies

At times, the Company may be named in litigation arising during the normal course of business. Currently, management is not aware of any such litigation that may have a material effect on the Company's financial position.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDR RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2004

Net capital:		
Stockholders' equity	$	226,823
Deductions and/or charges		
Nonallowable assets:		
Prepaid expenses and other current assets		35,040
Property and equipment, net		9,575
Due from affiliates		5,794
Security deposit		3,000
Loan to shareholder		16
		53,425
Net capital before haircuts on securities positions (tentative net capital)		173,398
Haircuts on securities:		
Other securities		
Net capital, as defined	$	173,398
Aggregate indebtedness:		
Items included in Statement of Financial Condition:		
Payable to clearing broker-dealer		
Accounts payable and accrued expenses	$	24,163
Commissions payable		179,219
Total aggregate indebtedness	$	203,382
Minimum net capital requirement	$	25,000
Capital in excess of minimum net capital requirement	$	148,398
Ratio of aggregate indebtedness to net capital:		
The ratio of aggregate indebtedness to net capital, which is less than the maximum allowable ratio of 15.00 to 1		0.14 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2004)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	173,290
Audit adjustments (net)		108
Net capital - per above	$	173,398

See independent auditors' report

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

See independent auditors' report

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with clearing brokers and promptly transmits all customer funds and securities to the clearing broker that carries the accounts of such customers.

The Company does not maintain margin accounts for its customer; therefore, there were no excess margin securities.

Procedures for the handling and safeguarding of securities, in the event that they are received, were reviewed and determined to be adequate.



NISIVOCCIA & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

5 Emery Ave.
Randolph, NJ 07869
Phone: 973-328-1825
Fax: 973-328-0507

11 Lawrence Road
Newton, NJ 07860
Phone: 973-383-6699
Fax: 973-383-6555

Independent Auditors' Report on Internal Accounting
Control Required by SEC Rule 17a-5

To the Stockholders of
Comprehensive Asset Management and
Servicing, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Comprehensive Asset Management and Servicing, Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in:

1. making quarterly securities examinations, counts, verifications, and comparisons;
2. recordation of differences required by Rule 17a-13;
3. complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Nisivoccia & Company LLP

Newton, New Jersey
February 22, 2005